WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-484-9883
e-mail:  wmslaw@tampabay.rr.com

September 16, 2010

J. Noland McWilliams
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re: Hermes Jets, Inc.
Registration Statement on Form S-1
Amendment No. 5.
File No. 333-164524

Dear Mr. McWilliams:

We have filed on EDGAR the above Amendment No. 5.

The staff previously advised us they had no further comments except to update the financial statements to a more current date, which we have done.

Please note:  I am out of the office on assignment for the next four weeks.  Accordingly, please note my cell phone number above, which is the only phone number that can be used to reach me directly.  Also as I am away, if the staff has no further comments and the Company can request acceleration following the staff’s review of this amendment, in addition to contacting me, please also contact Alisa Jusic as follows:

Phone:  813-874-1280 X 237
Fax:  813-874-1292

Thank you for your consideration.

Sincerely,

/s/  MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.